

Mail Stop 3233   November 21, 2016

<u>Via E-mail</u>
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street
Suite 2010
Vancouver, BC V6E 3C9

> **Re: City Office REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-36409**

Dear Mr. Maretic:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities